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                           May 6, 2021

       Fawad Maqbool
       President and Chief Executive Officer
       AmpliTech Group, Inc.
       620 Johnson Avenue
       Bohemia, NY 11716

                                                        Re: AmpliTech Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 30,
2021
                                                            File No. 333-255656

       Dear Mr. Maqbool:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Angelini at 202-551-3047 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Gregory Sichenzia